UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AMCOL INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

02341W103

(CUSIP Number)

Howard Groedel, 1660 West 2nd Street, Suite 1100, Cleveland, OH 44113 216.583.7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Audrey L. Weaver
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF/OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,796,768
	8.	Shared voting power 39,816
	9.	Sole dispositive power 1,796,768
	10.	Shared dispositive power 39,816
11.	Aggregate amount beneficially owned by each reporting person 1,836,584
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IN

Schedule 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (“Common Shares”), of AMCOL International Corporation (the “Company”). The principal executive offices of the Company are located at 2870 Forbs Avenue, Hoffman Estates, Illinois 60192.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Audrey L. Weaver (the “Reporting Person” or “Ms. Weaver”). Ms. Weaver’s business address is c/o AMCOL International Corporation, 2870 Forbs Avenue, Hoffman Estates, Illinois 60192. Ms. Weaver is a private investor.

Ms. Weaver has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Weaver is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is a member of the Company’s founding family and, accordingly, over time, has received gifts and bequests of Common Shares. In addition, in consideration for her service as a member of the Company’s board of directors, the Reporting Person has been granted, and exercised, options to purchase Common Shares. The Reporting person also has acquired shares through her participation in the Company’s dividend reinvestment program. On December 12, 2012, Ms. Weaver received 787,937 Common Shares from a family trust established pursuant to the Last Will and Testament of Paul Bechtner, dated July 2, 1957.

Item 4. Purpose of Transaction.

The Reporting Person has acquired all of the Common Shares reflected on this Schedule 13D for investment purposes and she does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. The Reporting Person intends to review her investment in the Company on a continuing basis and retains the right to change her investment intent, to acquire additional Common Shares from time to time or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by her in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

(a)-(b). Ms. Weaver has the sole power to vote and dispose of 1,796,768 Common Shares (which includes 22,000 Common Shares that she has the right to acquire within 60 days pursuant to outstanding stock options which the Company granted to her as part of her compensation for serving as a director of the Company) and shared voting and dispositive powers with respect to 39,816 Common Shares, for a total of 1,836,584, or approximately 5.7% of the total number of Common Shares outstanding as of October 31, 2012, as reported by the Company.

(c) On February 8, 2013, the Reporting Person exercised a previously-granted option to purchase 4,000 Common Shares at $29.95 per share (which she had received as part of her compensation for serving as a director of the Company) and sold those Common Shares in an open-market transaction at $30.40. On February 14, 2013, the Reporting Person was granted an option to purchase 5,000 Common Shares at $30.47 as part of her compensation for serving as a director of the Company. This option is not exercisable until February 12, 2014 and therefore, the Common Shares underlying such option are not included in this Schedule 13D. Other than as set forth herein, the Reporting Person has not effected any transactions in the Common Shares in the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2013

/s/ Audrey L. Weaver
Audrey L. Weaver